SAB Biotherapeutics, Inc.

2100 East 54th Street North

Sioux Falls, South Dakota 57104

Telephone: (605) 679-6980

December 13, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549-3010

Attn:	Lauren Sprague Hamill

Re: SAB Biotherapeutics, Inc. Registration Statement on Form S-1 File No. 333-261496	Acceleration Request Requested Date: December 15, 2021 Requested Time: 4:00 P.M. Eastern Time (or as soon thereafter as possible)

Dear Mr. Ingram:

SAB Biotherapeutics, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel, Dentons US LLP, may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Once the Registration Statement has been declared effective, please orally confirm that event with Ilan Katz of Dentons US LLP, counsel to the Company, at (212) 632-5556.

Sincerely,

SAB BIOTHERAPEUTICS, INC.

By:	/s/ Russell Beyer
Name: Russell Beyer
Title: Chief Financial Officer

cc:	Ilan Katz, Esq.
Dentons US LLP